MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016 and 2015

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly-owned subsidiaries (“Timmins” or “the Company”) is prepared as of November 2, 2016 and relates to the financial condition and results of operations for the three and nine months ended September 30, 2016 and 2015. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three and nine months ended September 30, 2016 and 2015 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2015 and 2014 (“annual consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended September 30, 2016 and 2015 are also referred to as “Q3 2016” and “Q3 2015”, respectively. The nine months ended September 30, 2016 and 2015 are also referred to as “YTD 2016” and “YTD 2015”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis and all-in sustaining cash cost per gold ounce on a by-product basis throughout this document. Additional GAAP performance measures include earnings from mine operations and earnings from operations. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q3 2016 HIGHLIGHTS

Financial performance

-	Metal revenues were $31.2 million compared to $26.6 million during Q3 2015. This represents a 17.4% increase from the prior year. The primary factor for the increase was an increase in the average realized gold price of $1,338 per ounce compared to $1,137 per ounce during Q3 2015. This was partially offset by a decrease in gold ounces sold of 23,327 ounces compared to 23,387 ounces during Q3 2015.

-	Earnings from operations were $29.9 million compared to a loss of $230.2 million during Q3 2015. The difference was primarily due to an impairment reversal of $23.7 million during Q3 2016 compared to an impairment charge of $226.5 million and lower revenues during Q3 2015.

-	Earnings and total comprehensive income were $29.7 million or $0.09 per share compared to loss and total comprehensive loss of $180.7 million or $0.63 per share during Q3 2015.

-	Cash provided by operating activities was $9.8 million or $0.03 per share compared to cash flows used in operating activities of $0.9 million or $0.00 per share during Q3 2015.

-	Cash and cash equivalents at September 30, 2016 were $18.5 million. During Q3 2016, the Company received $2.25 million in receipts from the sale of the Caballo Blanco Property (“Caballo Blanco”). The Company invested $0.9 million on expansion programs, $1.0 million on exploration and evaluation projects, and $2.0 million on the Ana Paula gold project (“Ana Paula”). Also, the Company received $3.5 million of its VAT receivable in cash during Q3 2016.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

-

Working capital at September 30, 2016 was $22.3 million, an improvement of $28.4 from September 30, 2015. This increase is a result of cash provided from operating activities increasing to $24.1 million from $11.2 million during YTD 2015. The Company sold the Caballo Blanco Property increasing cash by $9.2 million. The loan facility and debenture were repaid totaling $10.3 million and $1.5 million, respectively.

Operating performance

-

The Company produced and sold 24,052 and 23,327 ounces of gold, respectively, compared to 23,387 and 23,387 ounces of gold, respectively, during Q3 2015. The production increase was due to an improved average processing grade of 0.61 g/t Au compared to 0.51 g/t Au in Q3 2015.

-

The Company’s cash cost per ounce on a by-product basis was $785 (all-in sustaining cash cost per ounce on a by- product basis - $846) compared to $1,026 (all-in sustaining cash cost per ounce on a by-product basis - $1,105) during Q3 2015. These decreases were caused by a lower strip ratio.

Key developments

-	On August 22, 2016, the Company announced results of a National Instrument 43-101 technical report for the San Francisco Mine which extends the mine life into 2023.

-

On August 11, 2016, the Company announced a pre-construction program, including the start of a feasibility study, for the Ana Paula gold project. The estimated budget for the program is approximately $9.2 million and includes:

•	$2.2 million for drilling, including soil sampling and trenching;
•	$3.4 million for the feasibility work program which includes engineering, metallurgical testing and geotechnical studies; and,
•	$3.6 million for environmental studies and construction permits.

-

On July 20, 2016 (“closing date”), the Company sold the Caballo Blanco Property to Candelaria Mining Corp. (“Candelaria”). Total consideration to be paid was $12.5 million in cash and the assumption of the $5.0 million (present value - $4.7 million) contingent liability payable to Goldgroup Mining Inc. This equates to a fair value of $17.2 million on the closing date.

As at September 30, 2016, the Company had received $9.25 million from Candelaria in cash payments.

Remaining cash payments are to be received as follows:

•	$2.5 million at the earlier occurrence of Candelaria receiving environmental permits or one year following the closing date; and,
•	Up to $0.75 million following the completion of negotiations and settlement with a local party related to land access and rental payments owed by the previous owner.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco Mine (the “Mine”) in the state of Sonora, Mexico.

The Company also owns the Ana Paula gold project which is an advanced stage development project in the prospective Guerrero Gold Belt of Mexico. The Guerrero Gold Belt is host to several significant gold discoveries and operations with current gold resources in excess of 25 million ounces. Ana Paula is comprised of two claims totalling approximately 4,200 hectares at the north-west end of the Guerrero Gold Belt, with approximately 38,000 additional hectares in the surrounding area. Ana Paula is located in the north central part of the State of Guerrero in southern Mexico, 180 km from Mexico City and 250 km away from the port city of Acapulco.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

The Ana Paula feasibility study should be completed during fiscal 2017. The development of Ana Paula is a primary focus of the Company. The Company has purchased the process plant and important infrastructure items and expects to begin construction on Ana Paula in Q1 2018.

Management’s goal is to create shareholder value by continuing its strong operating and financial performance at the San Francisco Mine, de-risking and development of the attractive Ana Paula gold project, adherence to strict cost controls and prudent management of the balance sheet.

The Company’s common shares are listed on the TSX (TMM) and the NYSE MKT (TGD). Further details on Timmins Gold Corp. can be found in the Company’s public disclosures, including its most recent:

-	Annual Information Form (“AIF”) dated March 30, 2016;
-	NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico dated September 30, 2016; and,
-	Ana Paula Project Preliminary Economic Assessment dated March 23, 2016.

These documents can be found at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

San Francisco Mine

The San Francisco Mine is expected to produce between 90,000 and 100,000 gold ounces for fiscal 2016 at a cash cost of $750 to $800 per gold ounce. Previous guidance was for production between 75,000 and 85,000 gold ounces at a cash cost of $750 to $850 per gold ounce.

Ana Paula

Ana Paula is a cornerstone asset for the Company. Timmins acquired Ana Paula in May 2015 by the acquisition of Newstrike Capital. In Q4 2015, Timmins acquired the processing plant and select infrastructure facilities (the “Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico. The El Sauzal Mine was operational until December 2014 when its closure process began. As at September 30, 2016, disassembly and removal of the El Sauzal Plant was fully completed.

During Q1 2016, an updated PEA (dated March 23, 2016), which replaced the original October 2014 version, was completed to incorporate the Company’s acquisition of the El Sauzal Plant into the capital estimates. The acquisition of the Plant for use at Ana Paula was estimated to result in capital savings of approximately $40.0 million and should allow for the project schedule and construction period to be reduced. The Plant matches well with the envisioned flowsheet for Ana Paula.

During Q3 2016, the Company announced a $9.2 million pre-construction program for Ana Paula, including the start of a feasibility study, infill drilling, metallurgical test-work, and environmental baseline and permitting activities. With this pre-construction program, the Company expects the feasibility study to be complete by Q3 2017 and have all permits required to start construction by Q1 2018. The Company has contracted M3 Engineering & Technology Corp. (“M3”) to lead its feasibility study. M3 has extensive experience in Mexico. More specifically, M3 was the lead engineering firm responsible for the feasibility study and EPCM for a nearby project in Guerrero.

Caballo Blanco

On July 20, 2016, the Caballo Blanco Property was sold to Candelaria Mining Corp.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF FINANCIAL RESULTS
		Three months ended				Nine months ended
				September 30,				September 30,
		2016		2015		2016		2015
Gold sold (ozs)		23,327		23,387		74,468		70,411

Silver sold (ozs)		13,868		10,539		43,423		38,889

Average realized gold price (per oz)		$1,338		$1,137		$1,240		$1,191

Average London PM fix gold price (per oz)		$1,335		$1,124		$1,260		$1,178

Metal revenues		$31,212		$26,585		$92,896		$83,882

Earnings (loss) from operations		$29,923		$(230,243)		$30,429		$(232,325)

Earnings (loss) and total comprehensive income (loss)		$29,719		$(180,713)		$25,781		$(180,794)

Earnings (loss) per share

-Basic		$0.09		$(0.63)		$0.08		$(0.79)

-Diluted		$0.09		$(0.63)		$0.08		$(0.79)

Cash provided by (used in) operating activities		$9,844		$(909)		$24,089		$11,198

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil

Q3 2016 Results

Earnings for the Company increased to $29.7 million compared to a loss of $180.7 million for Q3 2015 as a result of the following factors:

Metal revenues

The Company sold 23,327 gold ounces at an average realized gold price of $1,338 per ounce compared to sales of 23,387 gold ounces at an average realized gold price of $1,137 per ounce during Q3 2015. This represents a decrease of 0.3% in gold ounces sold and an increase of 17.7% in realized gold price over Q3 2015, resulting in metal revenues from mining operations of $31.2 million compared to $26.6 million during Q3 2015.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $18.6 million compared to $24.1 million during Q3 2015.

Costs of contract mining were $9.7 million compared to $12.9 million during Q3 2015. This reduction is primarily due to a 39.0% reduction in total tonnes mined as well as a reduction in diesel and explosive costs.

Ore processing costs decreased over the prior year period due to average ore processed per day decreasing to 19,472 compared to 23,916 during Q3 2015. Additional cost savings were due to significant labour reductions as well as savings resulting from the demobilization of the portable crushers.

Mine site administrative costs were $0.9 million compared to $1.4 million during Q3 2015. This decrease is primarily due to labour reductions and various cost saving initiatives.

Depletion and depreciation costs form a component of cost of sales and were $4.2 million compared to $4.7 million during Q3 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Loss on sale of asset

On July 20, 2016, the sale of the Caballo Blanco Property completed. The Company recorded a loss of $0.8 million.

$0.75 million of the total consideration is due following the completion of negotiations and settlement with a local party related to land access and rental payments owed by the previous owner. As receipt of the remaining $0.75 million is uncertain and subject to the terms of final settlement between Candelaria and the local party a contingent asset has not been recognized contributing to the loss on sale of asset.

Impairment reversal of mineral properties, plant and equipment

During the three months ended September 30, 2016, in response to the sustained increase in the spot and forecast gold prices, combined with improved operations during the period, the Company announced significant changes to the San Francisco Mine plan, which foresees continued operations to 2023. This new mine plan significantly extends the expected life of mine, the production profile and associated cash flows compared with the Company’s previous estimates and accordingly, was considered to be an indicator of impairment reversal. A detailed assessment was completed on the recoverable value of the San Francisco Mine and related assets. As a result of this assessment, the Company recognized an impairment reversal in the amount of $23.7 million increasing the mineral properties, plant and equipment value to its recoverable amount primarily due to the extension of the life of mine. This recovery constitutes a partial reversal of the impairment charge recorded in the three months ended September 30, 2015.

The recoverable value of the San Francisco Mine was determined based on its fair value less cost of disposal estimated by a discounted cash flow model. The projected cash flows used in recoverable value assessment are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production costs estimates, future capital expenditures and discount rates. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy. The key economic assumptions included in the model are a forecast gold price of $1,250 per ounce and discount rate of 6%.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $1.4 million compared to $1.5 million during Q3 2015. The significant cash components of these expenses include salaries, consulting and professional fees. Salaries increased to $0.4 million from $0.2 million during Q3 2015. The significant non-cash component of these expenses includes share-based payments, which was $0.2 million compared to $0.4 million during Q3 2015. Share-based payments decreased due to forfeiture of share options during Q3 2016.

Finance expense

Finance expense was $0.8 million compared to $0.4 million during Q3 2015. The majority of this increase is due to a non-cash revaluation loss of $0.8 million on the warrant liability during Q3 2016. The warrant liability will be settled with common shares of the Company, and is fair valued using the Company’s period end share price. As the common share price increased during the quarter, the value of common shares for delivery also increased, thereby increasing the value of the liability at September 30, 2016 compared to June 30, 2016. Interest and accretion expense on the loan facility was $nil compared to $0.3 million in Q3 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Loss on the derivative contracts

Loss on the derivative contracts was $0.1 million compared to $0.1 million during Q3 2015.

During Q3 2016, the Company entered into option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 22,100 gold ounces were placed under these contracts with expiry dates through to December 26, 2017, with floor prices at $1,250 per gold ounce and a weighted average maximum sales price of $1,374 per gold ounce. At November 2, 2016, all 22,100 options contracts were unsettled. The carrying value of the derivative liability is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

Income taxes

Income tax recovery was $0.7 million compared to an income tax recovery of $50.0 million during Q3 2015. The current tax expense was $nil compared to $0.1 million during Q3 2015. The Company has sufficient loss carry forwards to offset tax expense for the current year. Deferred tax recovery was $0.7 million compared to $50.1 million during Q3 2015. As a result of the Caballo Blanco sale and impairment reversal, the deferred tax liability was reduced.

YTD 2016 Results

Earnings for the Company was $25.8 million for YTD 2016 compared to a loss of $180.8 million for YTD 2015 as a result of the following factors:

Metal revenues

The Company sold 74,468 gold ounces at an average realized gold price of $1,240 per ounce compared to sales of 70,411 gold ounces at an average realized gold price of $1,191 per ounce during YTD 2015. This represents an increase of 5.8% in gold ounces sold and an increase of 4.1% in realized gold price over YTD 2015, resulting in metal revenues from mining operations of $92.9 million compared to $83.9 million during YTD 2015. Metal revenues were negatively affected by the short term pricing program implemented during January 2016. Approximately 13,000 gold ounces were committed for delivery at a gold price of $1,083/oz. These ounces were delivered during Q1 2016.

Cost of sales

Production costs form a component of cost of sales and were $55.9 million compared to $69.1 million during YTD 2015. This decrease is primarily due to a decreased amount of ore and waste mined during YTD 2016.

Mine site administrative costs were $2.7 million compared to $3.8 million during YTD 2015. This decrease is primarily due to labour reductions and various cost saving initiatives.

Depreciation and depletion expense included in cost of sales were $11.5 million compared to $13.1 million during YTD 2015.

Impairment of exploration and evaluation asset

The Caballo Blanco Property was previously classified as an asset held for sale and an impairment charge of $12.7 million was recorded during the six months ended June 30, 2016 to reduce the carrying amount of the Caballo Blanco Property to its fair value.

Impairment reversal of mineral properties, plant and equipment

The impairment reversal of mineral properties, plant and equipment is discussed in the Q3 2016 Results section above.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Corporate and administrative expenses

Corporate and administrative expenses decreased to $5.3 million compared to $7.5 million during YTD 2015. The significant cash components of these expenses include salaries, consulting and professional fees. Salaries decreased to $1.7 million compared to $2.3 million during YTD 2015 due to reductions in personnel. Consulting and professional fees decreased to $1.8 million compared to $1.9 million during YTD 2015. The significant non-cash component of these corporate and administrative expenses includes share-based payments, which was $0.7 million compared to $1.2 million during YTD 2015. Share-based payments decreased due to forfeiture and expiry of share options during YTD 2016.

Finance expense

Finance expense increased to $3.9 million compared to $1.1 million in YTD 2015. The majority of this increase is due to a non-cash revaluation loss of $2.3 million on the warrant liability. The warrant liability will be settled with common shares of the Company and is fair valued using the Company’s period end share price. As the common share price increased during the quarter the value of common shares for delivery also increased; thereby, increasing the value of the liability at September 30, 2016 compared to December 31, 2015. Accretion on the loan facility was $0.7 million compared to $0.1 million during YTD 2015 due to higher transaction costs for the loan extension that was re-financed in January 2016.

Loss on the derivative contracts

Loss on the derivative contracts was $0.6 million compared to $0.1 million during YTD 2015.

During Q1 2016, the Company entered into short-term options contracts. The Company placed a minimum floor sales price and a maximum sales price on the ounces that were subject to these contracts. A total of 3,200 gold ounces were subject to these contracts with expiry dates through to June 30, 2016 resulting in a floor sales price of $1,075/oz and a weighted average maximum sales price of $1,120/oz. At June 30, 2016, all ounces that were subject to this pricing program were delivered, with the Company realizing a loss of $0.5 million compared to $0.1 million during YTD 2015.

The current pricing program is discussed in the Q3 2016 Results section above.

Income taxes

Income tax recovery was $0.1 million compared to $51.8 million during YTD 2015.

The current tax expense was $nil compared to $0.2 million during YTD 2015. Available non-capital loss carry forwards will be applied against forecasted current income.

Deferred tax recovery was $0.1 million compared to $52.0 million during YTD 2015. During YTD 2016, the deferred tax liability decreased as a result of the Caballo Blanco sale and the impairment reversal.

Historically, the Company used its VAT receivable to settle the monthly current Mexican income tax instalments. When the VAT receivable exceeded the required income tax payable, the Company filed to receive its unutilized VAT receivable in cash. The Company collected $14.3 million of the VAT receivable in cash during YTD 2016 compared to $16.4 million during YTD 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS
		Q3		Q2		Q1		Q4		Q3		Q2		Q1		Q4
		2016		2016		2016		2015		2015		2015		2015		2014

Gold sold (ozs)		23,327		26,474		24,667		22,785		23,387		22,869		24,155		25,007

Silver sold (ozs)		13,868		14,884		14,671		13,158		10,539		13,041		15,309		16,322

Average realized gold price (per oz)		$1,338		$1,232		$1,160		$1,111		$1,137		$1,216		$1,221		$1,216

Average London PM fix gold price (per oz)		$1,335		$1,260		$1,183		$1,105		$1,124		$1,192		$1,218		$1,201

By-product cash cost (1) (per oz)		$785		$681		$761		$1,153		$1,026		$968		$925		$930

Metal revenues		$31,212		$33,075		$28,609		$25,310		$26,585		$27,805		$29,492		$30,400

Earnings (loss) from operations (1)		$29,923		$8,704		$(8,198)		$(9,453)		$(230,243)		$(1,860)		$(222)		$(1,854)

Earnings (loss)		$29,719		$6,395		$(10,333)		$(9,517)		$(180,713)		$629		$(710)		$(3,701)

Earnings (loss) per share

-Basic		$0.09		$0.02		$(0.03)		$(0.14)		$(0.63)		$0.00		$(0.00)		$(0.02)

-Diluted		$0.09		$0.02		$(0.03)		$(0.14)		$(0.63)		$0.00		$(0.00)		$(0.02)

Cash provided by (used in) operating activities		$9,844		$11,485		$2,760		$2,091		$(909)		$4,608		$7,500		$(2,726)

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Ore processed (t)	1,791,399	2,200,292	5,734,677	6,527,671
Average ore processed grade (g/t Au)	0.61	0.51	0.61	0.52
Ore mined (dry tonnes)	1,745,081	1,962,879	5,593,077	6,167,425
Average ore mined grade (g/t Au)	0.60	0.55	0.61	0.56
Ore stockpiled (t)	-	16,030	3,966	175,682
Average ore stockpiled grade (g/t Au)	-	0.41	0.24	0.28
Waste mined (t)	3,724,904	7,000,474	12,162,717	20,150,169
Total mined (t)	5,469,985	8,963,353	17,755,794	26,317,594
Strip ratio	2.13	3.57	2.17	3.27
Total days in period	92	92	274	273
Gold deposited on pad (ozs)	35,135	36,072	112,813	109,718
Average ore processed per day (t/d)	19,472	23,916	20,929	23,911
Average total mined (t/d)	59,456	97,428	64,802	96,401
Gold produced (ozs)	24,052	23,387	75,036	70,411
Silver produced (ozs)	13,868	10,539	43,423	38,889

The Company produced 24,052 gold ounces and 13,868 silver ounces during Q3 2016 compared to 23,387 gold ounces and 10,539 silver ounces during the same prior year period. The Company produced 75,036 gold ounces and 43,423 silver ounces during YTD 2016 compared to 70,411 gold ounces and 38,889 silver ounces during the same prior year period.

The Company mined a total of 5.5 million tonnes from the Mine during Q3 2016 compared to 9.0 million tonnes during Q3 2015. Dry tonnes of ore mined were 1.7 million during Q3 2016 compared to 2.0 million during Q3 2015. The strip ratio decreased to 2.13 during Q3 2016 from 3.57 due to mining through zones in the current pit phase which contained lower than average waste tonnage versus the phases of the Mine which were mined during the prior year period. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during the prior period.

The Company mined a total of 17.8 million tonnes from the Mine during YTD 2016 compared to 26.3 million tonnes during YTD 2015. Dry tonnes of ore mined were 5.6 million during YTD 2016 compared to 6.2 million during YTD 2015. The strip ratio decreased to 2.17 during YTD 2016 from 3.27 due to mining through zones in the current pit phase which contained lower than average waste tonnage versus the phases of the Mine which were mined during the prior year period. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during the prior period.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

At September 30, 2016, the Company had cash and cash equivalents of $18.5 million, trade and other receivables of $8.8 million, and inventories of $12.5 million. The Company had trade payables and accrued liabilities of $17.7 million, and $0.7 million related to equipment financing resulting in positive working capital of $22.3 million. At recent metal prices, the Company anticipates that funds from operating cash flow will be sufficient to meet the Company’s working capital requirements and planned capital expenditures for the reasonably foreseeable future.

From time to time, the Company enters into short-term options contracts whereby the Company purchases the option to sell gold ounces at a set price (“put option”) and finances the purchase price of this put option by selling the right to purchase a number of the Company’s gold ounces at a set price (“call option”). As a result, the Company had placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. During Q3 2016, the Company placed 22,100 gold ounces under these contracts with expiry dates through to December 26, 2017, with floor prices of $1,250 per gold ounce and a weighted average maximum sales price of $1,374 per ounce. At November 2, 2016, all 22,100 options contracts were unsettled.

Cash flow

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
Cash provided by (used in) operating activities	$9,844	$(909)	$24,089	$11,198
Cash used in investing activities	$(3,625)	$(9,736)	$(1,802)	$(26,492)
Cash used in financing activities	$(17)	$(259)	$(12,953)	$(787)

Cash provided by operating activities was $9.8 million during Q3 2016 compared to cash used in operating activities of $0.9 million during Q3 2015:

-	Earnings from mining operations increased to $8.5 million during Q3 2016 compared to a loss from mining operations of $2.3 million during Q3 2015;
-	Movements in trade receivables increased cash by $0.7 million during Q3 2016 compared to a decrease of $1.0 million during Q3 2015;
-	Movements in inventories decreased cash by $0.2 million during Q3 2016 compared to $0.1 million during Q3 2015; and,
-	Changes in trade payables and other liabilities decreased cash by $1.8 million during Q3 2016 compared to an increase of $0.7 million during Q3 2015.

Cash provided by operating activities was $24.1 million during YTD 2016 compared to $11.2 million during YTD 2015:

-	Earnings from mining operations increased to $25.6 million during YTD 2016 compared to $1.7 million during YTD 2015;
-	Movements in trade receivables increased cash by $4.3 million during YTD 2016 compared to $4.7 million during YTD 2015;
-	Movements in inventories decreased cash by $2.3 million during YTD 2016 compared to an increase of $0.5 million during YTD 2015; and,
-	Changes in trade payables and other liabilities decreased cash by $11.1 million during YTD 2016 compared to $2.6 million during YTD 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Cash used in investing activities was $3.6 million during Q3 2016 compared to $9.7 million during Q3 2015. This decrease was due to cash received of $2.2 million for the sale of the Caballo Blanco Property, offset by expenditures related to Ana Paula development. Cash used in investing activities was $1.8 million during YTD 2016 compared to $26.5 million during YTD 2015. This decrease was due to $14.2 million of deferred stripping costs being capitalized during YTD 2015. Also, $9.2 million was received as a result of the Caballo Blanco Property sale during YTD 2016.

Cash used in financing activities was $0.1 million during Q3 2016 compared to $0.3 million during Q3 2015. Cash used in financing activities was $13.0 million during YTD 2016 compared to $0.8 million during YTD 2015. The main cause for this change was the repayment of the loan facility and debenture of $10.2 million and $1.5 million, respectively.

At the Mine, approximately 35.0% of the operating expenditures are denominated in Mexican pesos, while approximately 65.0% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs. During Q3 2016, the Mexican peso averaged MXP 18.72 to $1.00, and the Canadian dollar averaged C$1.31 to $1.00. During Q3 2015, the Mexican peso averaged MXP 16.41 to $1.00 and the Canadian dollar averaged C$1.31 to $1.00. The effect of the difference in average exchange rates reduced costs in Q3 2016 by approximately $0.9 million. During YTD 2016, the Mexican peso averaged MXP 18.26 to $1.00, and the Canadian dollar averaged C$1.32 to $1.00. During YTD 2015, the Mexican peso averaged MXP 15.55 to $1.00 and the Canadian dollar averaged C$1.26 to $1.00. The effect of the difference in average exchange rates reduced costs during YTD 2016 by approximately $3.4 million.

Capital resources

On December 31, 2015, the capital of the Company consisted of equity, loan facility, debenture, and equipment financing, net of cash and cash equivalents.

On September 30, 2016, the capital of the Company consists of consolidated equity and equipment financing, net of cash and cash equivalents.

	September 30,	December 31,
	2016	2015
Equity	$123,966	$96,462
Loan facility	-	10,019
Debenture	-	1,480
Equipment financing	662	1,229
	124,628	109,190
Less: Cash and cash equivalents	(18,454)	(11,499)
	$106,174	$97,691

At September 30, 2016, there were no externally imposed capital requirements to which the Company is subject. The capital resources of the Company have increased to $106.2 million from $97.7 million at December 31, 2015.

On June 14, 2016, the Company settled the $10.2 million loan facility. In addition, the Company paid interest accrued up to the payment date of $0.5 million, and a settlement charge of $0.3 million in cash. The balance of the settlement charge was discharged with a share issuance valued at $0.1 million.

On June 29, 2016, the Company settled the C$2.0 million ($1.5 million) debenture and all remaining common share interest payments were settled.

Dividends

No dividends were declared or paid during Q3 2016.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Outstanding share data

The total number of outstanding common shares, share options, and warrants at November 2, 2016 are 319,228,602, 17,890,500 and 10,000,000, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
Production costs	$18,588	$24,132	$55,877	$69,083
Divided by gold sold (ozs)	23,327	23,387	74,468	70,411
Cash cost per gold ounce	797	1,032	750	981
Less: By-product silver credits per gold ounce (1)	(12)	(6)	(10)	(9)
Cash cost per gold ounce on a by-product basis	$785	$1,026	$740	$972

(1)

Management has determined that silver metal revenues when compared to the gold metal revenues, are immaterial and therefore are considered a by-product of the production of gold. For the three and nine months ended September 30, 2016, total by-product silver credits were $0.3 million and $0.8 million, respectively (three and nine months ended September 30, 2015 - $0.2 million and $0.6 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cash cost per gold ounce

The Company has adopted an all-in sustaining cash cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining cash costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
Production costs	$18,588	$24,132	$55,877	$69,083
Corporate and administrative expenses	1,415	1,483	5,267	7,496
Sustaining capital expenditures	-	359	-	1,252
Accretion for site reclamation and closure	15	13	45	38
Less: By-product silver credits	(272)	(152)	(755)	(621)
All-in sustaining cash costs	19,746	25,835	60,434	77,248
Divided by gold sold (ozs)	23,327	23,387	74,468	70,411
All-in sustaining cash cost per gold ounce on a by- product basis	$846	$1,105	$812	$1,097

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings from mine operations

Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations

Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, effective as of September 30, 2016. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2015.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Interim Chief Executive Officer (“CEO”) and acting Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective as of September 30, 2016.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
-

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2015, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q3 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and AIF for the year ended December 31, 2015.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.timminsgold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Taj Singh, P.Eng, and Jose Vizquerra Benavides, MSc, CPG, both of whom are a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.